Filed pursuant to Rule 424(b)(3)
File No. 333-269206

EATON VANCE MUNICIPAL INCOME TRUST

Supplement to Prospectus dated May 10, 2023

Effective immediately:

1.       The following replaces “Residual Interest Bond Risk” and “Leverage Risk” under “Special Risk Considerations” under “Prospectus Summary” and under “Investment Objective, Policies and Risks”:

Residual Interest Bond Risk. Residual interest bonds are residual interests of a SPV that holds municipal obligations. Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term interest rates or short-term tax-exempt interest rates, and provide the economic effect of leverage. Whether or not an interest payment on a residual interest bond is taxable or tax-exempt is dependent on the nature of the bond being levered. The interest rate payable on a residual interest bond (which may be reset periodically by a Dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index) also bears an inverse relationship to the interest rate on floating rate notes issued by the SPV (“Floating Rate Notes”). Because changes in the interest rate on the Floating Rate Notes inversely affect the interest paid on the residual interest bond, the value and income of a residual interest bond is generally more volatile than that of a fixed rate bond. Residual interest bonds have interest rate adjustment formulas that generally reduce or, in the extreme, eliminate the interest paid to the Trust when short-term interest rates rise, and increase the interest paid to the Trust when short-term interest rates fall. Residual interest bonds have varying degrees of liquidity, and the market for these securities is relatively volatile. These securities tend to underperform the market for fixed rate bonds in a rising long-term interest rate environment, but tend to outperform the market for fixed rate bonds when long-term interest rates decline.

Although volatile, residual interest bonds typically offer the potential for yields exceeding the yields available on fixed rate bonds with comparable credit quality and maturity. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against rising rates if exercised at an opportune time. While residual interest bonds expose the Trust to leverage risk because they provide two or more dollars of bond market exposure for every dollar invested, they are not subject to the Trust’s restrictions on borrowings.

Any economic effect of leverage through the Trust’s purchase of residual interest bonds will create an opportunity for increased Common Share net income and returns, but will also create the possibility that the Trust’s long-term returns will be diminished if the cost of leverage exceeds the return on the bonds purchased with leverage by the Trust. The amount of fees paid to Eaton Vance for investment advisory services will be higher if the Trust uses financial leverage because the fees are calculated based on the Trust’s gross assets, which may create a conflict of interest between Eaton Vance and the Common Shareholders. Gross assets include the principal amount of any indebtedness for money borrowed, the amount of any outstanding preferred shares issued by the Trust and, to a limited extent, the amount of floating-rate notes included as a liability in the Trust’s Statement of Assets and Liabilities. See “Investment Objective, Policies and Risks – Additional Risk Considerations – Leverage Risk.”

A SPV typically can be collapsed or closed by the holder of the residual interest bonds (such as the Trust) or by the liquidity provider. In certain circumstances, the Trust may enter into shortfall and forbearance agreements with respect to a residual interest bond. The Trust generally may enter into such agreements (i) when the liquidity provider to the SPV requires such an agreement because the level of leverage in the SPV exceeds the level that the liquidity provider is willing support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the SPV in the event that the municipal obligation held in the SPV has declined in value. Such agreements commit the Trust to reimburse, upon the termination of the SPV, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater. Such agreements may expose the Trust’s other assets to losses. Absent a shortfall and forbearance agreement, the Trust would not be required to make such a reimbursement. If the Trust chooses not to enter into such an agreement, the inverse floater could be terminated and the Trust could incur a loss. Consistent with Rule 18f-4 under the 1940 Act, the Trust may treat its investments in residual interest bonds and similar financing transactions as subject to the asset coverage requirements of Section 18 of the 1940 Act, or as derivatives transactions subject to the Trust’s value-at-risk (VaR)-based limits on leverage risk. The Trust has opted to treat such investments as derivatives transactions. The Trust may change this approach at any time.

On December 10, 2013, five U.S. federal agencies published final rules implementing section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Volcker Rule”). The Volcker Rule prohibits banking entities from engaging in proprietary trading of certain instruments and limits such entities’ investments in, and relationships with, covered funds, as defined in the rules. The Volcker Rule precludes banking entities and their affiliates from (i) sponsoring residual interest bond programs as such programs were commonly structured prior to the effective date of the Volcker Rule and (ii) continuing relationships with or services for existing residual interest bond programs. In response to the Volcker Rule, industry participants developed alternative structures for residual interest bond programs in which service providers may be engaged to assist with establishing, structuring and sponsoring the programs. The service providers, such as administrators, liquidity providers, trustees and remarketing agents act at the direction of, and as agent of, the Trust holding the residual interests. In addition, the Trust, rather than a bank entity, may act as the sponsor of the TOB trust and undertake certain responsibilities that previously belonged to the sponsor bank. Although the Trust may use third-party service providers to complete some of these additional responsibilities, sponsoring a TOB trust may give rise to certain additional risks, including compliance, securities law and operational risks.

Leverage Risk. As discussed above, the Trust currently uses leverage created by investing in residual interest bonds. The Trust has opted to treat such investments as derivatives transactions. The Trust may change this election at any time. Residual interest bonds are securities that pay interest at rates that vary inversely with changes in prevailing short-term interest rates or short-term tax-exempt interest rates, and provide the economic effect of leverage. Whether or not an interest payment on a residual interest bond is taxable or tax-exempt is dependent on the nature of the bond being levered. Although the Trust has no current intention to do so, the Trust is authorized to utilize leverage through the issuance of preferred shares and/or borrowings, including the issuance of debt securities. The Trust may borrow for temporary, emergency or other purposes as permitted by the 1940 Act. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

The Adviser anticipates that the use of leverage (from residual interest bonds and any borrowings) may result in higher income to Common Shareholders over time. Leverage creates risks for Common Shareholders, including the likelihood of greater volatility of NAV and market price of the Common Shares and the risk that costs of leverage may affect the return to Common Shareholders. To the extent the income derived from investments purchased with funds received from leverage exceeds the cost of leverage, the Trust’s distributions will be greater than if leverage had not been used. Conversely, if the income from the investments purchased with such funds is not sufficient to cover the cost of leverage, the amount available for distribution to Common Shareholders will be less than if leverage had not been used. In the latter case, Eaton Vance, in its best judgment, may nevertheless determine to maintain the Trust’s leveraged position if it deems such action to be appropriate. There can be no assurance that a leveraging strategy will be successful.

As discussed under “Management of the Trust,” the investment advisory fee paid to Eaton Vance is calculated on the basis of the Trust’s gross assets, including the principal amount of any indebtedness for money borrowed, the amount of any outstanding preferred shares issued by the Trust, and, to a limited extent, the amount of floating rate notes included as a liability in the Trust’s Statement of Assets and Liabilities, so the fees will be higher when leverage is utilized which may create an incentive for the Adviser to employ leverage. In this regard, holders of any preferred shares do not bear the investment advisory fee. Rather, Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of the use of leverage, which means that Common Shareholders effectively bear the entire advisory fee.

The Trust may be subject to certain restrictions on investments imposed by guidelines of one or more Rating Agencies that may issue ratings for any preferred shares issued by the Trust. Any bank lender in connection with a credit facility or commercial paper program may also impose specific restrictions as a condition to borrowing. Such restrictions imposed by a Rating Agency or lender may include asset coverage or portfolio composition requirements that are more stringent than those imposed on the Trust by the 1940 Act. It is not anticipated that these covenants or guidelines will significantly impede Eaton Vance from managing the Trust’s portfolio in accordance with its investment objective and policies. See “Description of Capital Structure - Preferred Shares.”

Financial leverage may also be achieved through the purchase of certain derivative instruments. The Trust’s use of derivative instruments exposes the Trust to special risks. See “Investment Objective, Policies and Risks - Additional Investment Practices” and “Investment Objective, Policies, and Risks - Additional Risk Considerations.”

December 22, 2023

EATON VANCE MUNICIPAL INCOME TRUST

Supplement to Statement of Additional Information dated May 10, 2023

Effective immediately:

1.       The following replaces “Residual Interest Bonds” under “Additional Investment Information and Restrictions”:

Residual Interest Bonds. The Trust may invest in residual interest bonds in a trust that holds municipal securities (a “Tender Option Bond trust” or “TOB trust”). The interest rate payable on a residual interest bond (which may be reset periodically by a Dutch auction, a remarketing agent, or by reference to a short-term tax-exempt interest rate index) bears an inverse relationship to the interest rate on another security issued by the TOB trust. Because changes in the interest rate on the other security inversely affect the interest paid on the residual interest bond, the value and income of a residual interest bond is generally more volatile than that of a fixed rate bond. Residual interest bonds have interest rate adjustment formulas that generally reduce or, in the extreme, eliminate the interest paid to the Trust when short-term interest rates rise, and increase the interest paid to the Trust when short-term interest rates fall. Residual interest bonds have varying degrees of liquidity, and the market for these securities is relatively volatile. These securities tend to underperform the market for fixed rate bonds in a rising long-term interest rate environment, but tend to outperform the market for fixed rate bonds when long-term interest rates decline. Although volatile, residual interest bonds typically offer the potential for yields exceeding the yields available on fixed rate bonds with comparable credit quality and maturity. These securities usually permit the investor to convert the floating rate to a fixed rate (normally adjusted downward), and this optional conversion feature may provide a partial hedge against rising rates if exercised at an opportune time. While residual interest bonds expose the Trust to leverage risk because they provide two or more dollars of bond market exposure for every dollar invested, they are not subject to the Trust’s restrictions on borrowings.

A tender option bond trust typically can be collapsed or closed by the holder of the residual interest bonds (such as the Trust) or by the liquidity provider. Generally, because the Trust may act to collapse the tender option bond trust and receive the value of the residual interest bonds held by the Trust within 7-days, such residual interest bonds are considered liquid securities when held by the Trust.

At the discretion of the Adviser, the Trust may enter into a so-called shortfall and forbearance agreement with respect to an inverse floater held by the Trust. The Trust generally may enter into such agreements (i) when the liquidity provider to the tender option bond trust requires such an agreement because the level of leverage in the tender option bond trust exceeds the level that the liquidity provider is willing support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the tender option bond trust in the event that the municipal obligation held in the trust has declined in value. Such agreements commit the Trust to reimburse, upon the termination of the trust issuing the inverse floater, the difference between the liquidation value of the underlying security (which is the basis of the inverse floater) and the principal amount due to the holders of the floating rate security issued in conjunction with the inverse floater. Such agreements may expose the Trust’s other assets to losses. Absent a shortfall and forbearance agreement, the Trust would not be required to make such a reimbursement. If the Trust chooses not to enter into such an agreement, the inverse floater could be terminated and the Trust could incur a loss. Consistent with Rule 18f-4 under the 1940 Act, the Trust may treat its investments in residual interest bonds and similar financing transactions as subject to the asset coverage requirements of Section 18 of the 1940 Act, or as derivatives transactions subject to the Trust’s value-at-risk (VaR)-based limits on leverage risk. The Trust has opted to treat such investments as derivatives transactions. The Trust may change this approach at any time.

Effective January 1, 2024:

2.       The following replaces the “Principal Officers who are not Trustees” table under “Trustees and Officers”:

Principal Officers who are not Trustees
Name and Year of Birth	Trust Position(s)	Length of Service	Principal Occupation(s) During Past Five Years
KENNETH A. TOPPING 1966	President	Since 2023	Vice President and Chief Administrative Officer of Eaton Vance and BMR and Chief Operating Officer for Public Markets at MSIM. Officer of 107 registered investment companies managed by Eaton Vance or BMR. Also Vice President of Calvert Research and Management (“CRM”) since 2021. Formerly, Chief Operating Officer for Goldman Sachs Asset Management ‘Classic’ (2009-2020).

Name and Year of Birth	Trust Position(s)	Length of Service	Principal Occupation(s) During Past Five Years
DEIDRE E. WALSH 1971	Vice President and Chief Legal Officer	Since 2021	Vice President of Eaton Vance and BMR. Officer of 127 registered investment companies managed by Eaton Vance or BMR. Also Vice President of CRM and officer of 46 registered investment companies advised or administered by CRM since 2021.
JAMES F. KIRCHNER 1967	Treasurer	Since 2013	Vice President of Eaton Vance and BMR. Officer of 127 registered investment companies managed by Eaton Vance or BMR. Also Vice President of CRM and officer of 46 registered investment companies advised or administered by CRM since 2016.
NICHOLAS DI LORENZO 1987	Secretary	Since 2022	Officer of 127 registered investment companies managed by Eaton Vance or BMR. Formerly, associate (2012-2021) and counsel (2022) at Dechert LLP.
LAURA T. DONOVAN 1976	Chief Compliance Officer	Since 2024	Vice President of Eaton Vance and BMR. Officer of 127 registered investment companies managed by Eaton Vance or BMR.

December 22, 2023